FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Asanko Gold Inc.
Suite 700
1199 West Hastings
Vancouver, British Columbia
V6E 3T5

Item 2

Date of Material Change

February 11, 2015

Item 3

News Release

A news release was issued by Asanko Gold Inc. (the “Company”) on February 11, 2015 and distributed through Marketwired and filed on SEDAR.

Item 4

Summary of Material Change

The Company announced that it has closed its previously announced bought deal financing of 22,770,000 common shares, which includes shares issued upon full exercise of the over-allotment option, at a price of C$2.02 per share, for gross proceeds to the Company of approximately C$46 million.

Item 5

Full Description of Material Change

1.1

Full Description of Material Change

On February 11, 2015, the Company announced that it has closed its previously announced bought deal financing of 22,770,000 common shares, which includes shares issued upon full exercise of the over-allotment option, at a price of C$2.02 per share, for gross proceeds to the Company of approximately C$46 million (the “Offering”). The Offering was co-led by Cormark Securities Inc. and BMO Capital Markets and involved a syndicate which included Clarus Securities Inc., Haywood Securities Inc., Raymond James Ltd. and RBC Capital Markets (collectively, the “Underwriters”).

The Board and Management of the Company plus an associated group, Highland Park, purchased approximately C$3 million of the Offering.

The net proceeds of the Offering along with the Company’s currently available funds are expected to be used by the Company to complete Phase 1 of the Asanko Gold Mine and for working capital and general corporate purposes, including the completion of a Phase 2 feasibility study.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Greg McCunn
Chief Financial Officer
Telephone:  778-729-0604

Item 9

Date of Report

February 11, 2015